DC
NoAct

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04000908

January 8, 2004

Julia A. Houston
Delta Air Lines, Inc.
Law Department
P.O. Box 20574
Atlanta, GA 30320-2574

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-8-2004

Re: Delta Air Lines, Inc.

Dear Ms. Houston:

This is in regard to your letter dated January 7, 2004 concerning the shareholder proposal submitted by the Sheet Metal Workers' National Pension Fund for inclusion in Delta's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Delta therefore withdraws its December 22, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

PROCESSED
JAN 16 2004
THOMSON
FINANCIAL

27904

RECEIVED

2003 DEC 23 PM 2:27

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Delta

Delta Air Lines, Inc.
Law Department 981
Post Office Box 20574
Atlanta, Georgia 30320-2574

December 22, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Delta Air Lines, Inc./Shareowner Proposal Received from Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

I am in-house counsel to Delta Air Lines, Inc. (the "Company"), and I am submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy statement relating to its 2004 annual meeting of shareowners (the "Proxy Materials") a duplicative shareowner proposal and supporting statement regarding performance- and time-based restricted share awards.

The Company received a shareowner proposal and supporting statement (the "Initial Proposal") from The Teamster Affiliates Pension Plan (the "Initial Proponent") on November 20, 2003. On November 21, 2003, the Company received a duplicative shareowner proposal and supporting statement (the "Duplicate Proposal") from the Sheet Metal Workers' National Pension Fund (the "Duplicate Proponent"). The Company intends to include the Initial Proposal in its Proxy Materials, and the proposals are identical in all critical respects, with only a few non-substantive wording differences. Copies of the Initial Proponent's letter and the accompanying Initial Proposal are attached hereto as Exhibit A. Copies of the Duplicate Proponent's letter and the accompanying Duplicate Proposal are attached hereto as Exhibit B.

On behalf of the Company, for the reasons set forth below, I respectfully request that the Staff of the Commission inform the Company that it will not recommend any enforcement action against the Company if the Company does not include the Duplicate Proposal in its Proxy Materials because, pursuant to Rule 14a-8(i)(11), it would substantially duplicate another shareowner proposal previously submitted to the Company by another proponent that will be included in the Proxy Materials. The Company intends to file its definitive Proxy Materials with the Commission on or about March 23, 2004.

SKYTEAM

Pursuant to Rule 14a-8(j), I am submitting six copies of this letter with the accompanying exhibits. A copy of this submission is being furnished simultaneously to the Duplicate Proponent.

Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Staff has consistently taken the position that where a company has received two virtually identical shareowner proposals, the company may include the proposal received first in time and exclude the second proposal. See, e.g., Bristol-Myers Squibb Company (March 5, 2003); The Proctor & Gamble Company (July 19, 2000).

For the foregoing reasons, the Company requests that you concur in its view that, in accordance with Rule 14a-8(j), it properly may exclude the Duplicate Proposal from the Proxy Materials to be circulated to Company shareowners in conjunction with its 2004 annual meeting. Should you require additional materials or information, please do not hesitate to contact me at (404) 715-2189.

Sincerely,

Julia A. Houston

Julia A. Houston
Attorney
Delta Air Lines, Inc.
Department 981
P.O. Box 20574
Atlanta, Georgia 30320
Telephone (404) 715-2189

Attachments

cc: Ken Columbo
Craig Rosenberg

THE TEAMSTER AFFILIATES PENSION PLAN

25 LOUISIANA AVE., N.W.
WASHINGTON, D.C. 20001

TELEPHONE 202-624-6800 1-800-435-6900
FAX 202-624-8797

November 19, 2003

BY FAX: 404-773-1657
BY UPS NEXT DAY

RECEIVED
NOV 20 2003
R.S. Harkey

Mr. Robert S. Harkey, Corporate Secretary
Delta Airlines, Inc.
1030 Delta Blvd.
Atlanta, GA 30354

Dear Mr. Harkey:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters Affiliates Pension Plan, in accordance with SEC Rule 14a-8, to be presented at the Company's 2004 Annual Meeting.

The Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

Exhibit A

RESOLUTION

Resolved, that the shareholders of Delta Airlines, Inc. ("Company" or "Delta") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the company should include the following features:

(1) Operational Performance Measures. The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criterion (e.g., 10% annual increase in cash flow.) The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting. A time-based vesting requirement of at least three years should also be a feature of the restricted share program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of the grant.

(3) Dividend Limitation. No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention. In order to link shareholder and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program must be retained by the senior executives for the duration of their tenure with the Company.

The Board and the Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or executive compensation plan.

SUPPORTING STATEMENT

As long-term shareholders of this Company, we support executive compensation policies and practices that ensure that executives will act in the best interests of the corporation and its shareholders and that reward executives with restricted shares only if executives satisfy established performance and other objective criteria. Delta's executive compensation program should include a long-term equity compensation component with clearly defined financial performance measures.

We believe that performance and time based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation that does not conflict with the best interests of the corporation and its shareholders. We believe that stock plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. We request that detailed disclosure of the criteria be made so that all shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

A performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents.

We urge shareholders to **SUPPORT** this reform.

SHEET METAL WORKERS' NATIONAL PENSION FUND

RECEIVED
NOV 21 2003
R.S.

FACSIMILE TRANSMITTAL SHEET

TO: Robert S. Harkey Sr. Vice President, Counsel and Secretary	FROM: Ken Colombo
COMPANY: Delta Air Lines	DATE: 11/21/2003
FAX NUMBER: (404) 773-1657	TOTAL NO. OF PAGES INCLUDING COVER: 5
PHONE NUMBER: (404) 715-2600	CC: Craig Rosenberg (847) 501-2942
RE: Shareholder Resolution	

☒ *URGENT* ☐ PLEASE COMMENT ☐ PLEASE REPLY

NOTES/COMMENTS:

THE INFORMATION CONTAINED IN THIS FACSIMILE TRANSMISSION IS INTENDED ONLY FOR THE USE OF THE INDIVIDUALS TO WHOM IT IS ADDRESSED, AND MAY CONTAIN INFORMATION THAT IS PRIVILEGED AND CONFIDENTIAL, THE DISCLOSURE OF WHICH IS PROHIBITED BY LAW. IF THE READER OF THIS TRANSMISSION IS NOT THE INTENDED RECIPIENT, YOU ARE HEREBY NOTIFIED THAT ANY DISSEMINATION, DISTRIBUTION OR COPYING OF THIS TRANSMISSION IS STRICTLY PROHIBITED. IF YOU HAVE RECEIVED THIS TRANSMISSION IN ERROR, PLEASE NOTIFY US IMMEDIATELY AT (703) 739-7000. THANK YOU.

Exhibit B

601 N. FAIRFAX STREET, SUITE 500,
ALEXANDRIA, VA 22314
(703)739-7021 OR
(703) 739-7856 FAX

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via facsimile to (404) 773-1657 and via UPS]

11/21/2003

Robert S. Harkey
Sr. Vice President, Counsel and Secretary
Delta Air Lines
Dept. 981 PO Box 20574
Atlanta, GA 30320

Re: Performance and Time-Based Restricted Shares Shareholder Proposal

Dear Robert S. Harkey:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Delta Air Lines ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to utilization of performance and time-based restricted share programs in lieu of stock options in senior executive equity compensation plans. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 3700 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,

Ken Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Performance and Time-Based Restricted Shares Proposal

Resolved, that the shareholders of Delta Air Lines ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation - No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention – In order to link shareholder and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value creation goals. The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this reform.

SHEET METAL WORKERS' NATIONAL PENSION FUND

12/29/2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

(Sent via facsimile to (202) 942-9525 and 6 copies via UPS)

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's Shareholder Proposal from Delta Air Lines's Proxy Statement

Dear Sir or Madam:

This is written to notify you that the Sheet Metal Workers' National Pension Fund hereby withdraws its proposal from inclusion in Delta Air Lines's proxy statement.

Thank you for your attention.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Cc by fax to: Robert S. Harkey, Sr. Vice President, Counsel and Secretary–Delta Air Lines
Mr. Craig Rosenberg

601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

Delta

Julia A. Houston
Attorney

Phone (404) 715-2189
Fax (404) 715-2233

Delta Air Lines, Inc.
Law Department 981
Post Office Box 20574
Atlanta, Georgia 30320-2574

January 7, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Delta Air Lines, Inc./Shareowner Proposal Received from Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, Delta Air Lines, Inc. (the "Company") filed a no-action request with the Securities and Exchange Commission (the "Commission") on December 22, 2003 relating to a duplicative shareowner proposal and supporting statement (the "Duplicate Proposal") received from the Sheet Metal Workers' National Pension Fund (the "Duplicate Proponent"). On December 29, 2003, the Company received a letter from the Duplicate Proponent, a copy of which is attached hereto, withdrawing its proposal. The Company therefore withdraws its request for no action relief relating to the Duplicate Proposal.

Should you require additional materials or information, please do not hesitate to contact me at (404) 715-2189.

Sincerely,

Julia A. Houston

Julia A. Houston

Attachments

cc: Ken Columbo
Craig Rosenberg

SKYTEAM

SHEET METAL WORKERS' NATIONAL PENSION FUND

December 29, 2003

Robert S. Harkey, Sr. Vice President, Counsel and Secretary
Delta Air Lines
Dept. 981
PO Box 20574
Atlanta, GA 30320

Sent via facsimile to (404) 773-1657, hard copy by mail

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's Shareholder Proposal from Delta Air Lines's Proxy Statement

Dear Robert S. Harkey:

This is written to advise you of the Fund's withdrawal of its Restricted Shares proposal from Delta Air Lines's Proxy Statement. Our Fund is a long-term investor in Delta Air Lines and committed to its long-term success. We will support a similar proposal filed by the Teamsters.

A copy of our withdrawal notification to the SEC is attached. Please feel free to contact me at (703) 739-7000 if you have any questions or comments.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Cc by fax to: Mr. Craig Rosenberg

Attachment

601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

SHEET METAL WORKERS' NATIONAL PENSION FUND

12/29/2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

(Sent via facsimile to (202) 942-9525 and 6 copies via UPS)

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's Shareholder Proposal from Delta Air Lines's Proxy Statement

Dear Sir or Madam:

This is written to notify you that the Sheet Metal Workers' National Pension Fund hereby withdraws its proposal from inclusion in Delta Air Lines's proxy statement.

Thank you for your attention.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Cc by fax to: Robert S. Harkey, Sr. Vice President, Counsel and Secretary–Delta Air Lines
Mr. Craig Rosenberg

601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856